                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                      Commission File No. 1-7981

American International Group, Inc. ("AIG") and American General Corporation ("American General") have filed a proxy statement/prospectus and other relevant documents concerning AIG's acquisition of American General with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention:
Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.

         The following is a press release issued by AIG on July 26, 2001:

NEWS                               [AIG LETTERHEAD]

For information, please contact:
         Charlene M. Hamrah (Investment Community)
         (212) 770-7074

         Joe Norton (News Media)
         (212) 770-3144


               AIG'S SECOND QUARTER 2001 INCOME EXCLUDING REALIZED

            CAPITAL GAINS (LOSSES) ROSE 15.8 PERCENT TO $1.66 BILLION

NEW YORK, NY, July 26, 2001 - American International Group, Inc. (AIG) today reported that its income excluding net realized capital gains (losses) increased
15.8 percent to $1.66 billion in the second quarter and, also excluding the first quarter cumulative effect of a FASB mandated accounting change, 15.5 percent to $3.23 billion for the first six months of 2001.

         Net income for the second quarter of 2001 increased 15.6 percent to $1.63 billion, compared to $1.41 billion in the second quarter of 2000. For the first six months of 2001, net income totaled $3.16 billion, an increase of 14.7 percent compared to $2.75 billion in the same period of 2000.

         Revenues in the second quarter of 2001 rose 10.1 percent to $12.58 billion from $11.43 billion in the year-earlier quarter. For the first six months, revenues totaled $24.73 billion, an increase of 10.8 percent over $22.32 billion in 2000.

         At June 30, 2001, AIG's consolidated assets and shareholders' equity approximated $335 billion and $42.5 billion, respectively.




                                     -more-

         Following is a summary table of second quarter and six months information (in millions, except per share amounts).

                                           SECOND QUARTER                               SIX MONTHS

                                  2001         2000             Change      2001          2000             Change
                                  ----         ----             ------      ----          ----             ------
Net income, as reported        $ 1,627.0     $ 1,407.0          15.6%     $ 3,158.8     $ 2,753.1          14.7%

Income, as adjusted*           $ 1,656.9     $ 1,430.7          15.8%     $ 3,228.6     $ 2,794.8          15.5%

PER SHARE RESULTS:**

Net income, as reported        $    0.69     $    0.60          15.0%     $    1.34     $    1.17          14.5%

Income, as adjusted*           $    0.70     $    0.61          14.8%     $    1.37     $    1.19          15.1%

Average shares outstanding       2,357.6       2,339.3                      2,358.2       2,342.7

   * Adjusted to exclude the cumulative effect of a first quarter 2001 accounting change and realized capital gains (losses), net of taxes.

   ** Share information reflects the three-for-two split in the form of a 50 percent common stock dividend, paid July 28, 2000.

         Income before income taxes, minority interest and realized capital gains (losses) for the second quarter of 2001 amounted to $2.43 billion, an increase of 14.0 percent over the $2.13 billion reported in 2000. For the first six months of 2001, income before income taxes, minority interest, cumulative effect of a first quarter accounting change and realized capital gains (losses) increased 14.7 percent to $4.75 billion from $4.14 billion reported last year.

         Foreign exchange rates negatively affected the translation into U.S. dollars of foreign currency general insurance net premiums written and life insurance premium income and other considerations, as shown in the following table, which compares second quarter 2001 to second quarter 2000.

                                           WORLDWIDE        FOREIGN        WORLDWIDE         FOREIGN
                                            GENERAL         GENERAL          LIFE             LIFE
                                           INSURANCE       INSURANCE       INSURANCE        INSURANCE
                                           ---------       ---------       ---------        ---------
Premium Growth in Original Currency          15.8%           7.3%*          22.8%**          21.9%**

Foreign Exchange Impact                      (3.5)          (10.2)          (9.2)            (10.0)

Premium Growth as Reported in U.S. $         12.3%          (2.9%)          13.6%            11.9%

   * Excluding Risk Finance business, core Foreign General net premiums written rose 16.2% in original currency.

   ** Premium growth in original currency is reflected on a GAAP basis. Life insurance premium income and other considerations reflect an increase in original currency of 21.1% and 5.4%, respectively for Worldwide and Foreign Life. Premium income and other considerations are impacted by a decline in sales of tax-driven Guaranteed Income Bonds in the U.K.


                                     -more-

         Commenting on second quarter performance, AIG Chairman M.R. Greenberg said, "AIG had a good second quarter as a result of solid progress in most of our principal businesses and geographic markets. Excluding realized capital gains and losses, AIG's net income rose 15.8 percent to $1.66 billion. In the property-casualty market, pricing continued to improve. While the global economy remains soft, the flight to quality underway in many markets benefits AIG with our strong ratings and financial condition. We have undertaken a number of new marketing initiatives and alliances, and launched an array of new products that will benefit future growth in our business.

         "Reflecting rate increases in the commercial property-casualty market, worldwide general insurance net premiums written grew 12.3 percent (15.8 percent in original currency) to $5.06 billion. The combined ratio improved to 95.52 in the second quarter of 2001, compared to 95.92 a year ago. Net catastrophe losses, the majority from tropical storm Allison, were $30.0 million in the quarter, compared to $19.0 million in the second quarter of 2000.

         "In the United States, our Domestic Brokerage Group had record net premiums written of $2.82 billion and a combined ratio of 98.77. In last year's second quarter, net premiums written were $2.21 billion and the combined ratio was 99.27. While rates continue to firm, much more is needed for the industry to get back on an even keel and achieve overall profitability. In fact, over the past decade, rates declined for many classes of business by 50 to 75 percent. Over the same period, policy conditions broadened, which increased exposures in many areas, while loss cost trends have also increased significantly. AIG has declined to underwrite in excess of $4 billion of gross premiums over the past decade that would not have yielded a satisfactory underwriting profit, and we will continue to press strongly for rate adequacy.

         "HSB Group, Inc., which is providing valuable specialized capabilities to our worldwide general insurance operations, continued to produce good results in the second quarter of 2001.

         "Personal lines rates are rising, but are not yet adequate in a number of states. We maintain underwriting discipline, and in fact, recently announced that we intend to exit the New Jersey personal auto market, where necessary rate increases are virtually impossible to obtain. The rate application process takes years, and if a company decides to stop underwriting in the state, it can be held hostage for two or more years. The absence of meaningful reform ultimately increases costs for New Jersey drivers. This is hardly an example of a market economy.

         "United Guaranty Corporation, our mortgage guaranty insurance subsidiary, continues to achieve outstanding performance. Net premiums written increased 10.0 percent.

                                     -more-

         "Our Foreign General insurance operations had an excellent quarter and benefited from the global strengthening of property-casualty pricing. The combined ratio improved to 90.77 in the second quarter of 2001. Excluding Risk Finance business, which is highly transaction-oriented, the core business of our Foreign General operations increased by 16.2% in original currency. Both Japan and the United Kingdom, two of our major property-casualty markets, did particularly well. During the quarter, we announced plans to form an underwriting syndicate at Lloyd's, which will further enhance our global reach and product capabilities.

         "Transatlantic Holdings, Inc., whose results are reported through both AIG's Domestic and Foreign General insurance segments, grew in net premiums written and had a combined ratio of 102.9. Excluding $15 million in catastrophe losses, the combined ratio was 99.6.

         "Our Worldwide Life business had a very good quarter in both its domestic and foreign operations. This segment of our business met our targeted growth projections in most areas of the world. Overall, our Worldwide Life Division's operating income rose 19.7 percent, to $1.07 billion. Life insurance premiums and other considerations grew 14.8 percent or 21.1 percent on an original currency basis. Japan, one of our largest overseas markets, had an excellent quarter. Our life business in Japan now includes, in addition to ALICO, AIG Star Life Insurance Co., Ltd., the business we acquired as part of the Chiyoda reorganization. The addition of AIG Star Life increases the scope of our Japanese life operations and adds approximately 5,000 agents to our Japan life agency force.

         "A major development in the second quarter was the definitive agreement we announced in May to acquire American General Corporation. This acquisition will significantly strengthen our position in the domestic life insurance business and enhance our leadership in the rapidly growing retirement savings market, complementing SunAmerica's operations. The American General acquisition remains on track and American General has scheduled a shareholder vote for August 15. We have received approvals from a number of states, and expect the remaining approvals in August. We plan to close the transaction as soon as possible thereafter. Our third quarter results will include the costs and restructuring charges associated with the American General acquisition. AIG and American General already have extensive studies underway to identify and plan for revenue enhancement programs. We have project teams working on all aspects of the integration process, and are enthusiastic about the benefits we expect to realize from bringing American General into the AIG family.


                                     -more-

         "Our Financial Services Group had a very good quarter. Operating income increased 22.3 percent. International Lease Finance Corporation and AIG Financial Products Corp. both had excellent results. AIG's Consumer Finance Group continues to grow in the foreign markets in which it operates. American General's significant presence in domestic consumer finance will add materially to the overall scope of AIG's worldwide consumer finance business. AIG Trading Group Inc. strengthened its management team during the quarter, and operations are showing improved results.

         "The asset management business was obviously impacted by soft economic and financial market conditions during the second quarter. Nevertheless, our Asset Management Group experienced better results than the industry in sales of both variable annuities and mutual funds."


GENERAL INSURANCE

         General insurance pretax income before realized capital losses for the second quarter of 2001 was $946.2 million, 6.6 percent above the $887.6 million last year. For the first six months of 2001, general insurance pretax income before realized capital gains (losses) was $1.92 billion, an increase of 8.9 percent, compared to $1.76 billion in 2000.

         Worldwide general insurance net premiums written in the second quarter of 2001 amounted to $5.06 billion, 12.3 percent ahead of the $4.50 billion in 2000. For the first six months of 2001, general insurance net premiums written were $9.92 billion, an increase of 13.6 percent, compared to $8.73 billion last year.

         General insurance net investment income rose 7.2 percent to $706.9 million in the second quarter and 7.6 percent to $1.42 billion in the first six months of 2001.


LIFE INSURANCE

         AIG's worldwide life insurance operations reported second quarter 2001 pretax income before realized capital losses of $1.07 billion, an increase of
19.7 percent, compared to $894.6 million in 2000. For the first six months of 2001, life insurance pretax income before realized capital losses increased 18.8 percent to $2.03 billion, compared to $1.71 billion last year.

         Life insurance premium income and other considerations of $9.24 billion was 14.8 percent above second quarter 2000 premium income and other considerations of $8.04 billion. For the first six months, premium income and other considerations amounted to $18.01 billion, a gain of 22.5 percent, compared to $14.70 billion in 2000.

                                     -more-

         Life insurance net investment income rose 12.1 percent to $1.95 billion in the second quarter of 2001, compared to $1.74 billion for the same period last year. For the first six months, net investment income amounted to $3.87 billion, an increase of 13.5 percent, compared to $3.41 billion in 2000.


FINANCIAL SERVICES

         Financial services pretax operating income during the second quarter of 2001 increased 22.3 percent to $372.3 million, compared to $304.5 million in 2000. For the first six months of 2001, financial services operating income was $700.9 million, a 19.7 percent increase, compared to $585.4 million in 2000.


ASSET MANAGEMENT

         Asset management pretax operating income for the second quarter of 2001 amounted to $99.9 million, a decrease of 6.3 percent, compared to $106.6 million in 2000. For the first six months of 2001, pretax operating income increased 0.4 percent to $211.1 million, compared to $210.3 million last year.


                                     # # # #


         AIG is the leading U.S.-based international insurance and financial services organization and the largest underwriter of commercial and industrial insurance in the United States. Its member companies write a wide range of commercial, personal and life insurance products through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services and asset management, including aircraft leasing, financial products, trading and market making, consumer finance, institutional, retail and direct investment fund asset management, real estate investment management, and retirement savings products. American International Group, Inc.'s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.


                                     # # # #




                                     -more-

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. Please refer to AIG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 for a description of the business environment in which AIG operates and the important factors that may affect its business. AIG is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                       AMERICAN INTERNATIONAL GROUP, INC.
                              FINANCIAL HIGHLIGHTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                  Six Months Ended June 30,          Three Months Ended June 30,
                                                                 2001         2000      Change         2001       2000      Change
                                                             -----------  -----------  --------    ----------  ----------  --------
General Insurance Operations:
    Net Premiums Written                                    $ 9,919,900  $ 8,729,714      13.6 %  $5,055,147  $4,503,418      12.3 %
    Net Premiums Earned                                       9,463,813    8,508,837      11.2     4,742,080   4,401,934       7.7
    Adjusted Underwriting Profit                                495,710      439,386      12.8       239,306     227,894       5.0
    Net Investment Income                                     1,422,840    1,322,911       7.6       706,927     659,712       7.2
    Income before Realized Capital Gains (Losses)             1,918,550    1,762,297       8.9       946,233     887,606       6.6
    Realized Capital Gains (Losses)                             (57,701)       9,038         -       (36,838)     (3,048)        -
    Operating Income                                        $ 1,860,849  $ 1,771,335       5.1 %  $  909,395  $  884,558       2.8 %

-----------------------------------------------------------------------------------------------------------------------------------
            Loss Ratio                                            74.92        75.14                   74.21       75.08
            Expense Ratio                                         20.79        20.71                   21.31       20.84
            Combined Ratio                                        95.71        95.85                   95.52       95.92
-----------------------------------------------------------------------------------------------------------------------------------

Life Insurance Operations:
    Premium Income and Other Considerations (a)             $18,006,391  $14,696,108      22.5 %  $9,236,180  $8,044,004      14.8 %
    Net Investment Income                                     3,872,396    3,411,405      13.5     1,951,570   1,740,340      12.1
    Income before Realized Capital Losses                     2,026,931    1,706,697      18.8     1,070,521     894,610      19.7
    Realized Capital Losses                                     (20,901)     (58,191)        -        (3,079)    (29,456)        -
    Operating Income                                          2,006,030    1,648,506      21.7     1,067,442     865,154      23.4
Financial Services Operating Income                             700,896      585,361      19.7       372,288     304,515      22.3
Asset Management Operating Income                               211,096      210,342       0.4        99,871     106,555      (6.3)
Other Realized Capital Losses                                   (17,423)      (6,111)        -        (5,483)     (2,380)        -
Other Income (Deductions) - net                                (105,077)    (121,593)        -       (59,166)    (61,618)        -
Income before Income Taxes, Minority Interest
    and Cumulative Effect of an Accounting Change             4,656,371    4,087,840      13.9     2,384,347   2,096,784      13.7
Income Taxes                                                  1,368,766    1,213,315         -       704,095     623,579         -
Income before Minority Interest and Cumulative
    Effect of an Accounting Change                            3,287,605    2,874,525      14.4     1,680,252   1,473,205      14.1
Minority Interest, after tax: (b)
    Operating Income                                           (121,052)    (114,240)        -       (52,857)    (63,737)        -
    Capital Gains                                                (1,547)      (7,151)        -          (392)     (2,427)        -
Income before Cumulative Effect of an Accounting Change       3,165,006    2,753,134      15.0     1,627,003   1,407,041      15.6
Cumulative Effect of an Accounting Change, net of tax (c)        (6,246)           0         -             0           0         -
Net Income, as reported                                       3,158,760    2,753,134      14.7     1,627,003   1,407,041      15.6
Income, as adjusted (d)                                     $ 3,228,573  $ 2,794,767      15.5 %  $1,656,906  $1,430,703      15.8 %

-----------------------------------------------------------------------------------------------------------------------------------

Per Share: (e)
Basic:
Net Income, as reported                                     $      1.35  $      1.19      13.4 %  $     0.69  $     0.61      13.1 %
Diluted:
Net Income, as reported                                            1.34         1.17      14.5          0.69        0.60      15.0
Income, as adjusted (d)                                     $      1.37  $      1.19      15.1 %  $     0.70  $     0.61      14.8 %

-----------------------------------------------------------------------------------------------------------------------------------

Average Common Shares Outstanding (e)
                                         - Basic              2,332,992   2,316,957                 2,332,184  2,313,062
                                         - Diluted            2,358,158   2,342,695                 2,357,593  2,339,279

(a) GAAP premium income was $3,848,746 and $7,354,797 for the second quarter and six months 2001, respectively, compared to $3,387,236 and $6,664,868 for the second quarter and six months 2000, respectively.

(b) Represents minority shareholders' equity in operating income and capital gains of certain consolidated subsidiaries, including Transatlantic Holdings, Inc. and 21st Century Insurance Group.

(c) Represents the cumulative effect of an accounting change, net of tax, related to the adoption of FASB 133 "Accounting for Derivative Instruments and Hedging Activities".

(d) Adjusted to exclude the cumulative effect of a first quarter 2001 accounting change and realized capital gains (losses), net of taxes.

(e) Share information reflects the three-for-two split in the form of a 50 percent stock dividend, paid July 28, 2000.

                       AMERICAN INTERNATIONAL GROUP, INC.
                               SUPPLEMENTARY DATA
                                 (IN THOUSANDS)

                                                       Six Months Ended June 30,                      Three Months Ended June 30,
                                                     2001            2000        Change         2001             2000       Change
                                                 -----------     -----------     ------       -----------     -----------   ------
General Insurance Operations:
     Net Premiums Written
        Brokerage Division                       $ 5,467,739     $ 4,289,413     27.5 %       $ 2,817,887     $ 2,211,874   27.4 %
        Personal Lines                             1,246,488       1,232,922      1.1             611,986         631,653   (3.1)
        Mortgage Guaranty                            238,963         218,328      9.5             120,444         109,49    10.0
                                                 -----------     -----------                  -----------     -----------
        Total Domestic General                     6,953,190       5,740,663     21.1           3,550,317       2,953,021   20.2
        Foreign General (a)                        2,966,710       2,989,051     (0.7)          1,504,830       1,550,39    (2.9)
                                                 -----------     -----------                  -----------     -----------
        Total                                      9,919,900       8,729,714     13.6           5,055,147       4,503,418   12.3

     Operating Income (b)
        Brokerage Division                         1,083,958         974,385     11.2             531,166         515,476    3.0
        Personal Lines                                19,172          64,709    (70.4)              6,711          23,228  (71.1)
        Mortgage Guaranty                            212,759         179,922     18.3             110,715          86,704   27.7
        Intercompany Adjustments                      11,658          41,216       --               5,828          20,951     --
                                                 -----------     -----------                  -----------     -----------
        Total Domestic General                     1,327,547       1,260,232      5.3             654,420         646,359    1.2
        Foreign General                              591,003         502,065     17.7             291,813         241,247   21.0
                                                 -----------     -----------                  -----------     -----------
        Total                                    $ 1,918,550     $ 1,762,297      8.9 %       $   946,233     $   887,606    6.6 %
     -----------------------------------------------------------------------------------------------------------------------------
     Combined Ratio:
        Brokerage Division                             98.50          100.07                        98.77           99.27
        Personal Lines                                103.88           98.06                       104.30           99.38
        Mortgage Guaranty                              33.16           38.84                        30.35           42.21

        Total Domestic General                         97.13           97.25                        97.32           97.14
        Foreign General                                91.98           92.91                        90.77           93.27
     -----------------------------------------------------------------------------------------------------------------------------

     Losses and Loss Expenses Paid               $ 6,978,848     $ 6,324,452     10.3 %       $ 3,470,008     $ 3,257,833    6.5 %
     Change in Loss and LAE Reserve                  111,789          69,186     61.6              49,009          47,198    3.8
                                                 -----------     -----------                  -----------     -----------
     Losses and Loss Expenses Incurred             7,090,637       6,393,638     10.9           3,519,017       3,305,031    6.5

     Net Loss and LAE Reserve                     25,063,385      24,668,858      1.6

     GAAP Underwriting Profit                        495,710         439,386     12.8             239,306         227,894    5.0

Life Insurance Operations: (c)
     Premium Income and Other Considerations
        Domestic
            Life (d)                                 357,775         298,247     20.0             184,187         145,561   26.5
            Annuities, Pension and
                Investment Products (e)            7,874,266       4,526,454     74.0           4,047,754       2,674,423   51.4
                                                 -----------     -----------                  -----------     -----------
            Total                                  8,232,041       4,824,701     70.6           4,231,941       2,819,984   50.1

        Foreign (f)
            Life (d)                               7,220,146       6,329,286     14.1           3,914,882       3,264,893   19.9
            Annuities, Pension and
                Investment Products (e)            2,554,204       3,542,121    (27.9)          1,089,357       1,959,127  (44.4)
                                                 -----------     -----------                  -----------     -----------
            Total                                $ 9,774,350     $ 9,871,407     (1.0)%       $ 5,004,239     $ 5,224,020   (4.2)%

SUPPLEMENTARY DATA CONTINUED

                                                   Six Months Ended June 30,               Three Months Ended June 30,
                                                2001          2000        Change         2001         2000        Change
                                             ----------    ----------    ---------    ----------   ----------    --------
Life Insurance Operations continued
     Net Investment Income
            Domestic                         $2,137,542    $1,879,331       13.7 %    $1,079,003   $  955,237      13.0 %

            Foreign                           1,734,854     1,532,074       13.2         872,567      785,103      11.1
                                              ----------    ----------                 ----------   ----------
            Total                             3,872,396     3,411,405       13.5       1,951,570    1,740,340      12.1

     Operating Income (b)
            Domestic                            731,187       625,138       17.0         367,252      325,983      12.7
            Foreign                           1,295,744     1,081,559       19.8         703,269      568,627      23.7
                                              ----------    ----------                 ----------   ----------
            Total                             2,026,931     1,706,697       18.8       1,070,521      894,610      19.7

Financial Services:
     Revenues
        International Lease Finance Corp.     1,278,193     1,156,790       10.5         656,588      607,179       8.1
        AIG Financial Products Corp.            519,267       450,926       15.2         271,576      238,561      13.8
        AIG Trading Group Inc.                   58,751       134,830      (56.4)         19,859       61,780     (67.9)
        Other                                   244,192       127,444       91.6         127,619       67,228      89.8
                                              ----------    ----------                 ----------   ----------
        Total                                 2,100,403     1,869,990       12.3       1,075,642      974,748      10.4

     Operating Income
        International Lease Finance Corp.       343,956       309,932       11.0         183,466      171,180       7.2
        AIG Financial Products Corp.            354,082       278,575       27.1         188,838      139,139      35.7
        AIG Trading Group Inc.                   13,905        35,226      (60.5)          7,388       13,375     (44.8)
        Other                                    33,469        (2,820)        --          14,813       (1,915)       --
        Intercompany Reclassifications          (44,516)      (35,552)        --         (22,217)     (17,264)       --
                                              ----------    ----------                 ----------   ----------
        Total                                   700,896       585,361       19.7         372,288      304,515      22.3

SunAmerica:
        Operating Income (b)(c)                 718,714       670,320        7.2         350,598      345,524       1.5
        Total Sales                          $8,164,039    $6,673,620       22.3 %    $3,925,209   $3,812,138       3.0 %

Effective Tax Rates:
     Excluding Capital Gains (Losses)            29.52%        29.79%                     29.63%       29.89%
     Capital Gains (Losses) Alone                35.41%        37.60%                     35.00%       39.13%
     As Reported                                 29.40%        29.68%                     29.53%       29.74%


(a) The growth in foreign net premiums written in original currency was 7.3 percent and 8.0 percent for the second quarter and six months of 2001, respectively.

(b)  Operating income excludes realized capital gains (losses).

(c) Results for SunAmerica Inc. are included in Life Insurance and Asset Management Operations.

(d)  Includes traditional life, interest sensitive and variable life products.

(e) Quarterly fluctuations in the sale of investment products do not represent a trend for the year.

(f) The growth in foreign life premiums in original currency was 31.1 percent in the quarter and 22.9 percent for the six months. Foreign annuities, pension and investment products in original currency declined 37.5 percent for the quarter and 20.9 percent for the six months, impacted by a decline in sales of tax-driven Guaranteed Income Bonds in the U. K.